ASIYA PEARLS, INC.
                    2434 TENGENGAR GALLI, NEAR SHEETAL HOTEL
                        BELGAUM, KARNATAKA, INDIA 590001
                              011 91 97 65 24 89 53
                              asiyapearls@gmail.com

                               February 13, 2014

VIA ELECTRONIC DELIVERY
Ms. Mara L. Ransom
Assistant Director
Division of Corporation Finance
U. S. Securities and Exchange Commission
Washington, D. C. 20549

Re: Asiya Pearls, Inc.
    Registration Statement on Form S-1
    Filed December 16, 2013
    File Number 333-192877

Dear Ms. Ransom:

     This letter is in response to your comment letter dated January 10, 2014 to me as President of Asiya Pearls, Inc. (the "Company"), regarding the Company's Registration Statement on Form S-1 filed December 16, 2013. We have today filed electronically on EDGAR a marked copy of Amendment No. 1 to the Company's Registration Statement on Form S-1/A (the "Registration Statement") along with this letter. These revisions incorporate the changes made in response to your comments which are itemized below.

GENERAL

1. It appears that you may be a blank check company as defined by Rule 419 under the Securities Act of 1933, as amended, in view of the following:

     * Your disclosure indicates that you are a development stage company issuing penny stock;
     * You have not commenced operations and it is unclear whether you will be able to do so in the next 12 months;
     * You have a net loss of $11,533 to date and you have not generated any revenues to date;
     *    You have assets of only $20,067 consisting only of cash; and
     * Your registration statement contains very general disclosure related to the nature of your business and your business plan.

In the adopting release of Rule 419, the Commission stated that "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Therefore, please provide a detailed analysis addressing each of the issues described above in explaining why you believe the company is not a blank check company and disclose whether you plan to merge with an unidentified company. Alternatively, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

Response:

     The Company does not fall within the definition of a blank check company as defined in Rule 419 under the Securities Act of 1933, as amended (the "Securities Act").

     Rule 419(a)(2) of the Securities Act defines a blank check company as a company that:

     (i) is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and
     (ii) is issuing "penny stock," as defined in Rule 3a51-1 (17 CFR 240.3a51-1) under the Securities Exchange Act of 1934.

     The Company will be issuing penny stock and has made disclosures to that effect throughout the Registration Statement, and the Company is a development stage company.

     However, the Company has no plans to merge with an unidentified party and has a very specific business plan which is the online retail sale of high grade loose pearls. The Company cannot be characterized as a company without a specific business plan or a company whose business plan is to engage in a merger or acquisition with unidentified parties.

     In order to be classified as a blank check company, a company must meet the criteria of BOTH subparagraphs (i) and (ii) of Rule 419(a)(2). Because the Company is not a company without a specific business plan and is not a company whose business plan is to engage in a merger or acquisition with unidentified parties as provided by subparagraph (i), the Company cannot be categorized as a blank check company as defined in Rule 419(a)(2).

2. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please:

     *    Disclose that you are an emerging growth company;
     *    Describe  how and when a  company  may lose  emerging  growth  company status;
     * Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-OIxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
     *    State your election under Section 107(b) of the JOBS Act:
          * If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
          * If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

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
In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response:

     We have inserted JOBS Act emerging company disclosure throughout the document.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by
     Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:

     The Company will not (and will not authorize others to) provide any written communications to potential investors other than the prospectus which is a part of the registration statement following the effectiveness of the registration statement. There are no research reports about the Company and no brokers or dealers participating in our offering.

Summary, page 3

4. Please identify the countries or regions from where you intend to obtain the pearls that will be sold in India. Please also include the telephone number of your principal executive offices.

Response:

     We have revised this section to include our telephone number and the source from which we intend to obtain our pearls.

Our Company, page 3

5. The summary description of your business appears to be incomplete. Please revise this section to describe more thoroughly your business plan. For example, please discuss the ways in which you intend on purchasing, storing, and selling the pearls. In this regard, we note your disclosure throughout the filing that you plan on purchasing an inventory of pearls from suppliers.

Response:

     We  have  expanded  the  summary   description   of  our  business  in  the
Registration Statement to include our plans to purchase, store and sell the pearls.

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
Risk Factors, page 6

Risks Related to Our Business, page 6

6. Please tell us what consideration you gave to including a risk factor discussing any material risk to your company due to the fact that your inventory may not be insured against loss. In this regard, we note your disclosure on page 30 that you will not insure your inventory until it reaches a point where it would be economically viable to do so.

Response:

     We have added a risk factor regarding the risk which exists because our inventory may not be insured.

We Need to Continue as a Going Concern If Our Business Is to Succeed, page 6

7. We note your disclosure that your auditor has issued a going concern opinion. Please provide an estimate as to the amount of capital you will need to continue as a going concern over the next 12 months.

Response:

     We have revised the Registration Statement to provide an estimate of the amount the Company will need to continue as a going concern over the next 12 months.

The Future of the Cultured Pearl is Compromised by Environmental  Concerns, page
8

8. Please revise this risk factor to discuss how this risk affects your company or makes the securities being offered speculative or risky. Please refer to Item 503(c) of Regulation S-K.

Response:

     We have revised the risk factor to disclose that damage to the environment could negatively affect our business if such damage limits our ability to obtain high quality pearls or a sufficient number of pearls.

Description of Securities to Be Registered, page 18

9. Please revise this section to discuss the applicable voting rights of the common stock being registered. Please refer to Item 202(a)(1)(v) of Regulation S-K.

Response:

     We have revised this section to include disclosure of the voting rights of the common stock.

Information With Respect to the Registrant, page 19

Principal Suppliers, page 23

10.  We note that you plan on  forming  relationships  with a limited  number of
     reputable   producers  and/or  importers.   Please  discuss  your  proposed

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
     interactions with these suppliers. For example, please discuss any criteria you will use to determine the supplier with which you will conduct business.

Response:

     We have revised the Registration Statement to provide that we will meet suppliers through our network and connections with jewelers and will select a supplier who does not sell retail on the basis of reputation, credit policy and references.

Price and Positioning, page 24

11. We note your disclosure that your website will have a "cutting edge" design. Please expand to clearly explain what this means.

Response:

     We have revised the Registration Statement to change "cutting edge" design to "contemporary" design and have supplemented our discussion of the development and maintenance of our website.

Competition, page 24

12. Please revise this section to include a discussion of your competitive positioning within retail jewelry industry, as well as the methods by which you plan on competing within this industry. Please refer to Item 101(h)(iv) of Regulation S-K.

Response:

     We have expanded the Competition section in the Registration Statement as noted.

Management's Discussion and Analysis of Financial Condition ... page 27

Liquidity and Capital Resources, page 30

13. Please revise this section to include a discussion about your anticipated revenues once your operations have commenced. In this regard we note your disclosure that you need to generate a profit of $30,000 to continue as an operating company. Please refer to Item 303(a)(1)-(2) of Regulation S-K.

Response:

     We have revised the Liquidity and Capital Resources section of the Registration Statement to include anticipated revenues from operations.

Significant Employees, page 33

14. We note your disclosure in this section and on page 25 that you have no employees. Please revise this section to reflect Mr. Shaikh's position with your company. In this regard, we note that he is employed as the sole officer of the company.

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
Response:

     We have revised this disclosure (and elsewhere in the document) to clarify that we have no paid employees and that my position with the Company is an unpaid position.

Transactions with Related Persons,  Promoters and Certain Control Persons,  page
35

15. Please disclose in this section that your sole officer provides office space to you at no cost.

Response:

     We have revised this section to disclose that our sole officer provides office space to the Company at no cost.

Prospectus Back Cover

16. Please revise the outside back cover page of your prospectus to include the dealer prospectus delivery obligation disclosure language in accordance with Item 502(b) of Regulation S-K.

Response:

     We have added the dealer prospectus delivery obligation disclosure to the outside back cover page of the prospectus.

Exhibit 5.1

17. Please clarify in the first paragraph that Synergy Law Group, LLC has acted as counsel to the company.

Response:

     We have revised the exhibit as requested.

The Company and management acknowledge and understand that they are responsible for the accuracy and adequacy of the disclosures made in their filing.

The Company further acknowledges the following:

     * Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the Company's responses and revisions address the comments raised in your letter to the Company dated January 10, 2014. However, the Company will provide further information and make further revisions at your direction.

                                   Very truly yours,

                                   /s/ Shabbir Shaikh
                                   ---------------------------------
                                   Shabbir Shaikh
                                   President

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